Curtiss Motorcycle Company
Balance Sheet
As of March 31, 2019
(unaudited)

Current Assets

Cash	$	252,457
Accounts Receivable		503
Inventory		881,219
Other		36,555
		1,170,734

Fixed Assets

Equipment		103,975
Leasehold improvements		25,827
Autos		81,435
Other		170,097
Construction in Progress		268,800
Less: Accumulated Depreciation		(301,690)
		348,444

Total Assets	$	1,519,178

Current Liabilities

Accounts payable	$	253,039
Credit cards payable		67,270
Accrued expenses		19,341
Accrued payroll		49,528
Deferred revenue		417,549
Registration rights liability		175,500
Current portion of LT debt		41,893
Other liabilities		10,051
		1,034,171

Long-Term Liabilities

Notes payable		426,280

Stockholders' Equity (Deficit)

Common stock		47,631
Preferred stock		1
Additional Paid-in capital		13,716,582
Stock subscriptions		163,165
Accumulated deficit		(13,868,652)
		58,727

total Liabilities & Stockholders' Equity	$	1,519,178

Curtiss Motorcycle Company
Income Statement
For the Year Ended March 31, 2019
(unaudited)

Revenues, Net

Sales from motorcycles	1,548,449
Other sales	30,283
	1,578,732

Cost of Goods Sold

Materials	837,213
Labor	43,102
Subcontractors	66,193
Other	2,314
	948,822

Gross Profit	629,910

General & Administrative Expenses

Salaries	373,500
Payroll tax	24,561
Benefits	16,572
Professional	99,904
Sales & Marketing	414,781
Insurance	40,496
Occupancy	80,151
Research & Design	298,440
Office	22,171
Communication	12,296
Travel	95,485
Depreciation	42,462
Finance charges	6,722
	1,527,541

Income from Operations	(897,631)
Interest expense	31,860
Income tax	10,679
Net Income	(940,170)